UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-39654

Lufax Holding Ltd

(Registrant’s name)

Building No. 6

Lane 2777, Jinxiu East Road

Pudong New District, Shanghai

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lufax Holding Ltd

By:	/s/ Tongzhuan Xi
Name:	Tongzhuan Xi
Title:	Chief Financial Officer

Date: July 21, 2025

Exhibit Index

Exhibit 99.1—Announcement with The Stock Exchange of Hong Kong Limited—Continuing Connected Transactions Assets Transfer Agreement